October 12, 2016

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Senior Living Corporation Form 10-K for Fiscal Year Ended December 31, 2015 Response dated August 8, 2016 File No. 1-13445

Dear Mr. Spirgel:

This letter sets forth the responses of Capital Senior Living Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 28, 2016 with respect to the above-referenced filing (the “Comment Letter”). For the convenience of the Staff, we have set forth below, in bold face type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 8-K filed August 2, 2016

Exhibit 99.1

1.

You present Adjusted CFFO per share, which appears to represent a non-GAAP liquidity measure in substance. Please remove this per share measure or explain to us why you believe your presentation of Adjusted CFFO per share is consistent with the guidance of ASR 142 and Item 10(e) of Regulation S-K. See Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and while we believe our presentation of Adjusted CFFO per share complies with the applicable regulations, when preparing future earnings releases we will no longer present Adjusted CFFO on a per share basis.

Mr. Larry Spirgel

Securities and Exchange Commission

October 12, 2016

2.

We note that you exclude lease expense from EBITDAR. Please explain to us why this is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE: The Company notes the Staff’s comment and we acknowledge that non-GAAP financial measures of operating performance may have material limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). We currently operate 128 senior living communities of which 78 are owned and 50 are leased from various Real Estate Investment Trusts (“REITs”). Essentially all of our owned communities carry fixed interest rate, long-term mortgage financing, whereby the principal and interest payments are not included in the calculation of adjusted earnings before interest, taxes, depreciation, amortization, and rent (“Adjusted EBITDAR”). In addition, we incur facility lease expense (i.e., rent) on our 50 leased communities. Regardless of whether the community is owned or leased, management views our mortgage loans and facility leases as financing arrangements. Therefore, when assessing the operating performance of each community and to promote comparability to other senior living operators, regardless as to whether the communities are owned or leased, management seeks to remove the impacts of all financing and lease arrangements when reporting operating results. The Company believes its current presentation of Adjusted EBITDAR is useful to analysts and investors because it provides an additional method for assessing the Company’s operating results that is focused on the performance of core operations and is consistent with how management internally and others in our industry evaluate and assess operating results. However, as it relates to Adjusted EBITDAR, to clarify the similarities of facility lease and interest expense, and the removal of both facility lease and interest expense when evaluating our operating performance, we will include language within our future earnings releases stating the impacts of both facility lease and interest expense are being removed due to the Company both owning and leasing its senior living communities and that these adjustments are considered necessary for management to assess the performance of its core operations and to promote comparability to other senior living operators.

***

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (972) 770-5600 if you have any questions or further comments.

Sincerely,

/s/ CAREY P. HENDRICKSON

Carey P. Hendrickson

Senior Vice President and Chief Financial Officer

Capital Senior Living Corporation

cc:	Claire DeLabar, Staff Accountant Terry French, Accountant Branch Chief Courtney Lindsay II, Staff Attorney